Dreyfus New Jersey Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT May 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New Jersey Municipal Money Market Fund, Inc., covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through May 31, 2007, as provided by Joseph Irace, Portfolio Manager

Market and Fund Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") left short-term interest rates unchanged between June 2006 and the end of the reporting period in a slowing economic environment.

For the six-month period ended May 31, 2007, the fund produced an annualized yield of 3.06% and, taking into account the effects of compounding, an annualized effective yield of 3.11%.[1]

The Fund's Investment Approach

The fund's objective is to seek as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market municipal obligations that provide income exempt from federal and New Jersey state income taxes. Second, we actively manage the fund's average maturity in anticipation of interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may reduce the weighted average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Interest Rates Stabilized as U.S. Economic Growth Moderated

The reporting period began in an environment of robust economic growth and mounting inflationary pressures, which in late June 2006 prompted the Fed to implement its sixteenth consecutive increase of short-term interest rates. As a result, the overnight federal funds rate rose to 5.25%. Over the summer, however, weakness in the housing and automotive sectors contributed to a more moderate rate of U.S. economic growth. In addition, inflationary pressures appeared to subside as energy prices retreated from record highs.

Investors generally responded to these developments with expectations that a slower economy and lower inflation might prompt the Fed to begin reducing short-term interest rates in 2007. The Fed lent credence to this view when it stopped raising interest rates and held them steady as it evaluated the impact of its previous rate hikes on the economy and inflation. In its public comments, the Fed repeatedly stated that it believed inflation was likely to moderate along with economic growth. With the Fed on hold, investor sentiment vacillated between expectations of a rate cut due to the economic slowdown and anticipation that stubborn inflation would cause the Fed to remain on the sidelines longer than previously expected.

Although New Jersey continues to face a number of fiscal challenges, its fiscal condition has been supported by a diverse economic base, high wealth levels compared to residents of other states and progress in addressing the state's structural budget imbalance.

Supply-and-Demand Forces Boosted Short-Term Yields

As short-term interest rates stabilized, tax-exempt money market yields traded within a relatively narrow range. However, at times during the reporting period, very short-term variable-rate demand notes ("VRDNs") provided higher yields than longer-term instruments. This relatively unusual phenomenon, known as an "inverted yield curve," was primarily the result of supply-and-demand forces.

During times in which the yield curve was inverted, we allocated up to 90% of the fund's assets to VRDNs, with the remainder invested in municipal notes and seasoned municipal bonds. When yield differences began to normalize, we reduced the fund's exposure to VRDNs and increased its holdings of tax-exempt notes with maturities in the three- to six-month range, including securities from New Jersey school districts and some of the state's municipalities. As a result, the fund's weighted average maturity was significantly longer than industry averages during the reporting period.

Fund Remains Positioned for an Unchanged Fed Policy

After its meeting in May 2007, the Fed commented that its "predominant policy concern remains the risk that inflation will fail to moderate as expected." These remarks, together with mixed economic and inflation data, suggest to us that the Fed is unlikely to adjust short-term interest rates anytime soon. We therefore intend to maintain the fund's longer-than-average duration position until we see evidence that the Fed is ready to alter its monetary policy one way or the other.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Municipal Money Market Fund, Inc. from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 3.22
Ending value (after expenses)	$1,015.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 3.23
Ending value (after expenses)	$1,021.74

† *Expenses are equal to the fund's annualized expense ratio of .64%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Short-Term Investments–100.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey–95.9%				
Aberdeen Township, GO Notes (Insured; MBIA)	4.00	8/1/07	600,000	600,193
Alexandria Township, GO Notes, BAN	4.25	12/18/07	1,650,000	1,655,231
Bergen County, GO Notes, BAN	3.70	12/13/07	23,000,000	23,001,142
Bergen County Improvement Authority, County-Guaranteed Shared DPW Facility Lease Revenue Project Notes	4.25	4/30/08	2,500,000	2,511,202
Bergen County Improvement Authority, MFHR (Kentshire Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.82	6/7/07	15,000,000 [a]	15,000,000
Berkeley Township, GO Notes, BAN	3.80	6/8/07	2,350,000	2,350,043
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.)	3.86	6/7/07	7,000,000 [a]	7,000,000
Camden County Improvement Authority, MFHR (Liberty Park Housing Project) (Liquidity Facility; Merrill Lynch)	3.86	6/7/07	7,215,000 [a,b]	7,215,000
Camden County Improvement Authority, Special Revenue (Congregation Beth El Project) (LOC; Commerce Bank N.A.)	3.88	6/7/07	2,075,000 [a]	2,075,000
Clifton, GO Notes, TAN	4.00	2/15/08	5,000,000 [c]	5,008,550
Cranford Township, BAN	4.00	1/4/08	2,250,394	2,254,258
Deptford Township, GO Notes, BAN	4.50	7/20/07	4,086,500	4,089,663
East Amwell Township, GO Notes, BAN	4.00	5/22/08	1,000,000	1,002,335
Egg Harbor, GO Notes, BAN	4.50	6/1/07	4,399,900	4,399,900

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Essex County Improvement Authority, Revenue (The Children's Institute Project) (LOC; Wachovia Bank)	3.83	6/7/07	1,795,000 [a]	1,795,000
Hammonton, GO Notes, BAN	4.00	1/11/08	3,660,000	3,666,491
Irvington Township, GO Notes, BAN	4.25	3/14/08	1,388,700	1,393,941
Long Branch, GO Notes, BAN	4.00	1/30/08	2,051,500	2,054,796
Lower Municipal Township Utilities Authority, Project Note	4.25	2/27/08	2,500,000	2,508,928
Mercer County Improvement Authority, Revenue (Children's Home Society Project) (LOC; Wachovia Bank)	3.83	6/7/07	100,000 [a]	100,000
New Jersey, COP (Equipment Lease Purchase Agreement)	5.00	6/15/08	1,000,000	1,012,567
New Jersey, COP, Refunding (Equipment Lease Purchase Agreement) (Insured; FSA)	5.00	6/15/07	2,250,000	2,251,024
New Jersey, GO Notes, Refunding	5.00	7/15/07	1,770,000	1,772,526
New Jersey, TRAN	4.50	6/22/07	11,000,000	11,004,382
New Jersey Building Authority, State Building Revenue	6.00	6/15/07	3,500,000	3,502,665
New Jersey Economic Development Authority, EDR (Epiphany House Inc. Project) (LOC; Wachovia Bank)	3.83	6/7/07	2,790,000 [a]	2,790,000
New Jersey Economic Development Authority, EDR (Marco Holdings, LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	815,000 [a]	815,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.98	6/7/07	1,305,000 [a]	1,305,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, EDR (Stamato Realty LLC Project) (LOC; Comerica Bank)	3.85	6/7/07	4,855,000 [a]	4,855,000
New Jersey Economic Development Authority, EDR (Stone Brothers Secaucus Project) (LOC; Valley National Bank)	3.88	6/7/07	2,900,000 [a]	2,900,000
New Jersey Economic Development Authority, EDR (The Institute of Electrical and Electronics Engineers, Inc. Project) (LOC; Wachovia Bank)	3.78	6/7/07	510,000 [a]	510,000
New Jersey Economic Development Authority, EDR, Refunding (R. Realty Company Project) (LOC; Wachovia Bank)	3.83	6/7/07	825,000 [a]	825,000
New Jersey Economic Development Authority, IDR (Advanced Drainage Systems, Inc. Project) (LOC; National City Bank)	3.79	6/7/07	9,000,000 [a]	9,000,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.)	3.88	6/7/07	4,100,000 [a]	4,100,000
New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,125,000 [a]	2,125,000
New Jersey Economic Development Authority, Revenue (Catholic Charities Project) (LOC; Wachovia Bank)	3.78	6/7/07	140,000 [a]	140,000
New Jersey Economic Development Authority, Revenue (Catholic Community Services Project) (LOC; Wachovia Bank)	3.83	6/7/07	200,000 [a]	200,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank)	3.83	6/7/07	3,415,000 [a]	3,415,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank)	3.83	6/7/07	2,320,000 [a]	2,320,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.94	6/7/07	6,600,000 [a]	6,600,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	3.98	6/7/07	6,180,000 [a]	6,180,000
New Jersey Economic Development Authority, Revenue (The Montclair Art Museum Project) (LOC; JPMorgan Chase Bank)	3.80	6/7/07	5,260,000 [a]	5,260,000
New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	3.94	6/7/07	9,525,000 [a]	9,525,000
New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank)	3.83	6/7/07	1,355,000 [a]	1,355,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.25	6/15/07	2,935,000	2,936,705
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/07	1,080,000	1,083,782
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Citibank NA)	3.81	6/7/07	12,000,000 [a,b]	12,000,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.80	6/7/07	3,400,000 [a,b]	3,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				

New Jersey Economic Development
  Authority, School Revenue,
  Refunding (Blair Academy)
  (LOC; Wachovia Bank)
	3.83	6/7/07	5,290,000 [a]	5,290,000

New Jersey Economic Development
  Authority, Special Facility
  Revenue (Port Newark Container
  Terminal LLC Project)
  (LOC; Citibank NA)
	3.78	6/7/07	32,400,000 [a]	32,400,000

New Jersey Economic Development
  Authority, Thermal Energy
  Facilites Revenue (Thermal
  Energy Limited Partnership I
  Project) (LOC; Bank One)
	3.82	6/7/07	5,800,000 [a]	5,800,000

New Jersey Educational Facilities
  Authority, Refunding (Higher
  Education Facilities Trust Fund)
	5.00	9/1/07	1,500,000	1,504,729

New Jersey Educational Facilities
  Authority, Revenue (Higher
  Education Equipment Leasing
  Fund Program Issue)
	5.00	9/1/07	7,000,000	7,023,787

New Jersey Housing and Mortgage
  Finance Agency, Revenue
  (Merlots Program) (Insured;
  MBIA and Liquidity Facility;
  Wachovia Bank)
	3.88	6/7/07	425,000 [a,b]	425,000

New Jersey Housing and Mortgage
  Finance Agency, SFHR
  (Liquidity Facility; Dexia
  Credit Locale)
	3.88	6/7/07	525,000 [a]	525,000

New Jersey Housing and Mortgage
  Finance Agency, SFHR
  (Liquidity Facility; Dexia
  Credit Locale)
	3.88	6/7/07	5,165,000 [a]	5,165,000

New Jersey Transit Corporation,
  COP (Federal Transit
  Administration Grants)
  (Insured; AMBAC)
	5.50	9/15/07	1,100,000	1,105,976

New Jersey Transportation Trust
  Fund Authority
  (Transportation System)
	5.38	12/15/07	1,500,000	1,512,660

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Newark, GO Notes, BAN	4.00	6/15/07	13,360,000	13,361,240
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.87	6/7/07	4,367,000 a,b	4,367,000
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,475,000	1,475,310
Passaic County Utilities Authority, Solid Waste System Project Notes, Refunding	4.25	2/21/08	9,960,000	9,994,805
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.81	6/7/07	2,720,000 a,b	2,720,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.83	6/7/07	1,500,000 a,b	1,500,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Citibank NA)	3.84	6/7/07	2,360,000 a,b	2,360,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.84	6/7/07	9,130,000 a,b	9,130,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.90	6/8/07	3,475,000	3,475,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.73	9/12/07	10,700,000	10,700,000
Port Authority of New York and New Jersey, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas)	3.81	6/7/07	10,000,000 a,b	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	2,390,000 [a,b]	2,390,000
Ringwood Borough, GO Notes, BAN	4.00	11/9/07	1,000,000	1,001,274
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/28/07	3,200,000	3,214,195
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch Capital Services)	3.81	6/7/07	935,000 [a,b]	935,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.81	6/7/07	6,250,000 [a,b]	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.82	6/7/07	10,095,000 [a,b]	10,095,000
Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.80	6/7/07	4,320,000 [a,b]	4,320,000
Union County Improvement Authority, Revenue (Oak Park Apartments Housing Project) (Liquidity Facility; Merrill Lynch and LOC; IXIS Corporate and Investment Bank)	3.89	6/7/07	14,535,000 [a,b]	14,535,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Washington Township, BAN	3.75	6/13/07	3,900,000	3,900,188
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,405,000	1,407,587
Wood-Ridge Borough, GO Notes, BAN	4.25	2/22/08	1,600,000	1,605,390
U.S. Related—4.7%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.84	6/7/07	6,000,000 [a,b]	6,000,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.81	6/7/07	6,040,000 [a,b]	6,040,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.81	6/7/07	6,300,000 [a]	6,300,000
Total Investments (cost $390,694,465)			**100.6%**	**390,694,465**
Liabilities, Less Cash and Receivables			**(.6%)**	**(2,370,672)**
Net Assets			**100.0%**	**388,323,793**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $103,682,000 or 26.7% of net assets.*

[c] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	66.1
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	6.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	27.5
					100.0

[†] *Based on total investments.*
[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	390,694,465	390,694,465
Cash		989,626
Interest receivable		3,456,518
Prepaid expenses		19,356
		395,159,965
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		181,156
Payable for investment securities purchased		6,559,059
Payable for shares of Common Stock redeemed		10,009
Accrued expenses		85,948
		6,836,172
Net Assets ($)		**388,323,793**
Composition of Net Assets ($):		
Paid-in capital		388,230,604
Accumulated net realized gain (loss) on investments		93,189
Net Assets ($)		**388,323,793**
Shares Outstanding		
(2 billion shares of $.001 par value Common Stock authorized)		388,327,271
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**7,135,250**
Expenses:	
Management fee–Note 2(a)	965,954
Shareholder servicing costs–Note 2(b)	154,633
Custodian fees	33,434
Professional fees	27,540
Director's fees and expenses–Note 2(c)	11,779
Registration fees	9,974
Prospectus and shareholders' reports	9,108
Miscellaneous	14,500
Total Expenses	**1,226,922**
Investment Income–Net	**5,908,328**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**85,619**
Net Increase in Net Assets Resulting from Operations	**5,993,947**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income—net	5,908,328	10,111,746
Net realized gain (loss) on investments	85,619	7,732
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,993,947**	**10,119,478**
Dividends to Shareholders from ($):		
Investment income—net	**(5,908,328)**	**(10,111,746)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	320,639,505	602,550,034
Dividends reinvested	4,574,206	8,422,735
Cost of shares redeemed	(311,542,833)	(609,111,992)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**13,670,878**	**1,860,777**
Total Increase (Decrease) in Net Assets	**13,756,497**	**1,868,509**
Net Assets ($):		
Beginning of Period	374,567,296	372,698,787
End of Period	**388,323,793**	**374,567,296**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006	Ten Months Ended November 30, 2005a	Year Ended January 31,			
				2005	2004	2003	2002
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income−net	.015	.027	.015	.006	.005	.008	.020
Distributions:							
Dividends from investment income−net	(.015)	(.027)	(.015)	(.006)	(.005)	(.008)	(.020)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.09b	2.76	1.79b	.64	.46	.83	2.06
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.64b	.64	.65b	.65	.64	.65	.65
Ratio of net expenses to average net assets	.64b	.64	.65b	.65	.64	.65	.65
Ratio of net investment income to average net assets	3.06b	2.73	1.79b	.63	.46	.83	2.04
Net Assets, end of period ($ x 1,000)	388,324	374,567	372,699	342,316	372,384	427,000	468,492

a   The fund has changed its fiscal year end from January 31 to November 30.
b   Annualized.
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus New Jersey Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, the fund was charged $87,346 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $43,568 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $162,808, chief compliance officer fees $3,748 and transfer agency per account fees $14,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and

expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were approximately at and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund's total returns were at or higher than the Performance Group median for each reported time period up to 10 years and at the Performance Universe median for each reported time period up to 5 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Board noted that the Similar Fund paid the same contractual management fee rate as the fund.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
New Jersey Municipal
Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DNJXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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